Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

May 26, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:      ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II (the “Trust”)

Registration File Numbers: 333-174926, 811-22549

Balter Discretionary Global Macro Fund (S000050015)

Dear Mr. Zapata:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Discretionary Global Macro Fund (the “Fund”), we hereby request acceleration of Post-Effective Amendment No. 233 to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 233”) filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(ii) thereunder, on May 26, 2015 so that Post-Effective Amendment No. 233 would be declared effective on May 27, 2015. Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Wednesday, May 27, 2015 or as soon as practicable thereafter.

We are requesting acceleration of Post-Effective Amendment No. 233 because the Fund has already been reviewed by the Commission’s staff prior to the filing of Post-Effective Amendment No. 233. As previously noted in the cover letter to Post-Effective Amendment No. 223 filed on April 22, 2015, Post-Effective Amendment No. 223 was filed for the purpose adding the Fund as a new series of the Trust. The Fund is identical (except for trust level items) to a fund previously filed on October 31, 2014 on the Professional Managed Portfolios trust (File Nos. 033-1221; 811-05037 and SEC Accession No. 0000894189-14-005297). The staff reviewed this filing and the Fund incorporated in Post-Effective Amendment No. 223 changes in response to those comments as discussed with the staff. On May 8, 2015, the Trust received additional comments from the Commission staff with respect to the Fund on Post-Effective Amendment No. 223, and those comments have been addressed in Post-Effective Amendment No. 233 which was filed for the purpose of addressing the staff's comments.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By: /s/ Kevin E. Wolf

Kevin E. Wolf

President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

May 26, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

Balter Discretionary Global Macro Fund

REQUEST FOR ACCELERATION. As the principal underwriter of the Balter Discretionary Global Macro Fund (the “Fund”), a series of Northern Lights Fund Trust II, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Fund on May 26, 2015, be accelerated to Wednesday, May 27, 2015 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/ Brian Nielsen

Brian Nielsen

Chief Executive Officer

17605 Wright Street

Omaha, NE 68130